Exhibit 99.2

Employee FAQ

1.	What was announced today?

Eli Lilly and Loxo Oncology announced an agreement for the acquisition of Loxo Oncology for $235 per share, or approximately $8.0 billion.

2.	Why does Lilly want to acquire Loxo Oncology?

Lilly was looking for opportunities to expand the breadth of its precision medicine portfolio and recognized Loxo Oncology’s innovative approach and promising pipeline.

3.	When will more information about the transaction and the background to the transaction be available?

Lilly will initiate the tender offer process with a public filing of a tender offer document, and Loxo Oncology will make its own public filing at the same time. Please review these documents for additional information about the transaction and the background to the transaction.

4.	How will the company be integrated into Lilly? How will this transaction impact Loxo Oncology employees?

The integration planning is in process. That said, it is very important to us and our Board that our employees are treated well in this transition. For the time being, we need to do our best to remain focused on our day-to-day work, keeping in mind the same patient focus that has driven everything we have done to date.

5.	When will we receive more information on timelines and integration plans?

We cannot yet say with complete certainty, but our expectation is in the next few weeks.

6.	Will Loxo Oncology leadership join Lilly?

The integration planning is in process and we expect further clarity over the coming weeks.

7.	Will Lilly maintain all three sites?

The integration planning is in process and we expect further clarity over the coming weeks.

8.	When will the tender offer and Transaction become final?

We currently anticipate that the tender offer and acquisition will be completed in February 2019.

9.	What happens between now and close?

Between the signing and closing, Loxo Oncology and Lilly remain separate independent companies and Loxo Oncology will continue to run its business as usual. Under federal law, Loxo Oncology and Lilly are restricted from engaging in joint operations until the transaction has been approved by the antitrust authorities. We do not anticipate any changes to the Loxo Oncology organizational structure until the transaction is completed. Having said that, the merger agreement with Lilly requires that we obtain their consent before we take certain actions that are viewed as outside of the ordinary course of business. If you are involved in contract discussions or other decisions that you think are not ordinary course, either because they are bigger than usual, or different from the norm, please contact your manager before you make any commitments.

10.	What happens to the partnership with Bayer?

The partnership with Bayer continues as is for the time being.

11.	What does this mean for Loxo Oncology consultants?

The integration planning is in process and we expect further clarity over the coming weeks.

12.	Will employees be given severance if they are terminated?

Loxo Oncology’s company-wide severance program provides for severance benefits in the event of a termination of employment under certain circumstances following a change in control. The HR team can provide you with more details.

13.	What happens with our benefits following the deal close?

The integration planning is in process and we expect further clarity over the coming weeks. For employees who remain employed, Lilly has agreed to maintain employee’s base salary levels and target cash incentive opportunities and will provide comparable benefits under the current plans and/or Lilly’s plans for twelve months following the closing date. The HR team can provide additional details on benefits options associated with Loxo Oncology’s severance policies in the event of a termination of employment.

14.	What will happen to my stock options?

All current Loxo Oncology stock options will be fully (100%) vested at the closing of the transaction and option holders will be cashed out in the transaction. This means that, shortly following the closing of the transaction, option holders will receive in cash the purchase price of $235.00 per share less the stock option exercise price per share, tax withholdings and required deductions for each option share held. Employees will not be required to purchase their option shares by a cash payment.

More specifics on this process will be provided in the coming weeks.

15.	Will we receive our full 2018 bonuses?

Yes, it is expected that 2018 bonuses will be paid in January.

16.	Will employees be eligible for promotions, pay increases and refresh equity grants prior to the closing of the Transaction?

We approved promotions, pay increases and refresh equity grants at the beginning of the fiscal year. The HR team can provide you with more details.

17.	By the time this deal closes, we will have accrued a portion of our 2019 bonus. How will that be handled?

Lilly has agreed that employees who remain employed through the end of 2019 will be eligible for a full year (retroactive to January 1, 2019) bonus, with a target bonus opportunity at least as good as their current target opportunity. Loxo Oncology’s severance policies provide for payment of a portion of an employee’s target annual bonus in the event of a termination of employment in certain circumstances in connection with a change of control.

Additional Information about the Acquisition and Where to Find It

The tender offer for the outstanding shares of Loxo Oncology referenced in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Loxo Oncology, nor is it a substitute for the tender offer materials that Lilly and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Lilly and its acquisition subsidiary will file tender offer materials on Schedule TO, and Loxo Oncology will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF LOXO ONCOLOGY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF LOXO ONCOLOGY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Loxo Oncology at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Lilly and Loxo Oncology file annual, quarterly and current reports and other information with the SEC. Lilly’s and Loxo Oncology’s filings with the SEC are available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Cautionary Notice Regarding Forward-Looking Statements

This communication contains “forward-looking statements” relating to the acquisition of Loxo Oncology by Lilly. Such forward-looking statements include the ability of Loxo Oncology and Lilly to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer and the other conditions set forth in the merger agreement. Such forward-looking statements are based upon current expectations that involve risks, changes in circumstances, assumptions and uncertainties. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of Loxo Oncology’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived; the effects of disruption from the transactions contemplated by the merger agreement on Loxo Oncology’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of Loxo Oncology, including those set forth in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Loxo Oncology’s Annual Report on Form 10-K for the year ended December 31, 2017, which is on file with the SEC and available on the SEC’s website at www.sec.gov. Additional factors may be set forth in those sections of Loxo Oncology’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC in the fourth quarter of 2018. In addition to the risks described above and in Loxo Oncology’s other filings with the SEC, other unknown or unpredictable factors could also affect Loxo Oncology’s results. No forward-looking statements can be guaranteed and actual results may differ materially from such statements. The information contained in this press release is provided only as of the date of this report, and Loxo Oncology undertakes no obligation to update any forward-looking statements either contained in or incorporated by reference into this report on account of new information, future events, or otherwise, except as required by law.